Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Special Meetings of shareholders of the Portfolios were held on February 21, 2002 to vote on an amendment to the Registrant's Declaration of Trust that would permit the Board of Trustees to modify the size of the Board (All Portfolios) (For: 24,881,066; Against: 975,306).